EVEREST
199 S. LOS ROBLES AVENUE, SUITE 200 - PASADENA, CALIFORNIA 91101
TEL (626) 585-5920 - FAX (626) 585-5929

July 23, 2009

Via Facsimile: (202) 772-9203

and submitted via EDGAR

Mellissa Duru, Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Station Place, 100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Concord Milestone Plus, L.P. (the “Partnership”)

PREN14A filed May 22, 2009,

by Everest Properties, LLC and Everest Management, LLC

File No. 1-16757

Dear Ms. Duru:

This letter responds to the Staff’s comments conveyed in your letter of July 8, 2009. Headings and numbered paragraphs below correspond to those in your letter.

1.         Regarding comment 3 of your letter dated June 29, 2009, for the reasons that we have already stated (reasons with which the Staff has been satisfied in prior solicitations), we believe the Staff’s interpretation of Rule 14a-4(a)(3) is incorrect. The rule requires that we “identify clearly and impartially each separate matter intended to be acted upon,” not that we divide a simple, single proposal into as many subparts as feasible. Unbundling is not a benefit in and of itself, it is only helpful to security holders if it improves the clarity of the matter(s) before them. In this case, dividing our brief, straight-forward proposal into two separate proposals, each conditioned on the other, would not promote clarity or benefit security holders in any way, though it would likely confuse people about the meaning of a separate vote to remove the current general partner (without voting for a replacement). Dividing the proposal would then necessitate additional, confusing disclosure just to explain how, notwithstanding that they are presented as two distinct proposals, they are in fact two halves of the same proposal and that a vote for only one proposal is meaningless unless the security holder also votes for the other proposal, and that a vote against one proposal has the effect of voting against both proposals regardless of the actual vote that the security holder indicates. That would be an exercise in form over substance, would add confusion rather than improve clarity, and would conflict with the goals of “plain English” disclosure.

Regarding comment 5 of your letter dated June 29, 2009, which refers to comments from your original letter dated June 2, 2009, we respond further as follows.

Mellissa Duru, Special Counsel

Securities and Exchange Commission

July 23, 2009

Original comment 11. We continue to believe, for the reasons previously stated, that this comment is inappropriate. Nonetheless, in response to the comment, without intending to indicate any agreement therewith, the solicitation has been amended under “What other factors should be considered?”

Original comment 12. We continue to believe, for the reasons previously stated, that this comment is inappropriate. We note that the comment was based on the Staff’s interpretation of how our factual statements “could be read to imply,” which we believe is an incorrect speculation by the Staff, who does not have the experience and context with the registrant that we and the Unit Holders have. Nonetheless, we have removed the statement regarding the cash being currently held by the Partnership, in response to the comment, without intending to indicate any agreement therewith. Recent distributions by the Partnership are not context for, nor are they relevant to, the statements made in the solicitation about the failure to distribute proceeds from the sale of Green Valley, notwithstanding the Staff’s suggestion to the contrary.

Original comment 13. We continue to believe, for the reasons previously stated, that this comment is inappropriate. Nonetheless, in response to the comment, without intending to indicate any agreement therewith, the solicitation has been amended under “What other factors should be considered?”

Original comment 14. We continue to believe, for the reasons previously stated, that this comment is inappropriate. Nonetheless, we have deleted the statement upon which the comment was based, without intending to indicate any agreement therewith.

Original comment 17. We believe the Staff’s insistence on this comment is unreasonable given that, firstly, it fails to recognize that “material impairments” is not a stand-alone phrase, but qualified as “material impairments on the value or operations of the Partnership’s assets.” Secondly, the comment makes an impossible request: that we identify all such possible impairments. Thirdly, the exact same disclosure has been made by us in previous solicitations without drawing such a comment, and in fact, the reference to “bankruptcy, foreclosure or other material impairments on the value or operations of the Partnership’s assets” was drafted in response to a comment (on a previous filing) requesting that we provide some examples of what would be a material adverse change that would cause the proposed general partner to withdraw its willingness to serve. Fourthly, the undertaking by Millenium to serve as a replacement general partner is purely voluntary; neither the registrant nor the Unit Holders have provided consideration to Millenium, they have no vested interest in whether or not Millenium continues to be willing to serve, and they would suffer no effect if Millenium withdrew its willingness to serve prior to the Required Consents being obtained. This situation is not like a condition in a tender offer. Millenium could reserve the right to withdraw its willingness to serve, prior to the Required Consents being obtained, for any reason or no reason at all. Therefore, the Staff’s concern that the events that would trigger a withdrawal is not explained in greater detail seems unwarranted.

Original comment 19. We continue to believe, for the reasons previously stated, that this comment is inappropriate. We have disclosed the same biographical information

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Mellissa Duru, Special Counsel

Securities and Exchange Commission

July 23, 2009

in numerous prior filings, including solicitations to replace a general partner, without ever receiving such a comment. Also, please note that additional information was added to the first amendment to the solicitation: “In 2001, Everest Properties and its affiliates began taking over the management of real estate partnerships and properties in which it had more significant investment positions. Since 2001, Everest Properties and its affiliates have managed partnerships and limited liability companies holding 44 multifamily, self-storage and shopping center properties in the United States and Canada, of which 33 of such properties remain in the portfolio and 11 of such properties have been sold.” The comment mischaracterizes the solicitation by saying we disclose our substantial experience “throughout the consent solicitation”; in reality, that statement is only made in two places: in the cover letter, and then again in the solicitation statement. About one and one-half pages of our 14 page solicitation statement is dedicated to describing the experience of the participants and their officers. We believe we have given more than an adequate basis for the statement that we have substantial experience as property asset managers and are, frankly, at a loss to imagine what other biographical information the Staff believes should be added. The description of our experience in property asset management is far greater than what is provided in the registrant’s Form 10-K regarding its current general partner.

2.         Any failing to file a required Schedule 13D, Schedule 13G or amendment thereto, was unintentional and a result of insufficient communication among personnel, for which we are greatly regretful. Steps are being implemented to correct and avoid any similar occurrences.

3.         In response to the comment, an amendment to the Schedule 13D filed June 5, 2009, has been filed; as well as an amendment to the Schedule 13G filed May 5, 2000.

We are filing a revised preliminary proxy solicitation concurrently with this letter. Also, a revision-marked courtesy copy of the filing is provided herewith. In addition, we were able to obtain from the Partnership a copy of the executed partnership agreement, which we are also providing herewith. Please contact the undersigned if you have any questions regarding our responses to the Staff’s comments and to advise us if the Staff has any further comments.

Very truly yours,

/s/

Christopher K. Davis

Vice President and General Counsel

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